SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
SOLAR TURBINES INCORPORATED SAVINGS AND INVESTMENT PLAN (Full title of the Plan)
CATERPILLAR INC. (Name of issuer of the securities held pursuant to the Plan)
100 NE Adams Street, Peoria, Illinois 61629 (Address of principal executive offices)

REQUIRED INFORMATION

Item 1.
The audited statements of net assets available for Plan benefits as of the end of the latest two fiscal years of the Plan are attached hereto as Exhibit A.

Item 2.
The audited statements of changes in net assets available for Plan benefits for the latest two fiscal years of the Plan are attached hereto as Exhibit B.

Item 3.
The statements required by Items 1 and 2 have been prepared in accordance with the applicable financial reporting requirements of ERISA.

Item 4.
The Consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit C.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SOLAR TURBINES INCORPORATED SAVINGS AND INVESTMENT PLAN
CATERPILLAR INC. (Issuer)

June 23, 2009	By:	/s/ David B. Burritt
		Name:	David B. Burritt
		Title:	Vice President and Chief Financial Officer

Solar Turbines Incorporated
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Solar Turbines Incorporated Savings and Investment Plan
Index

Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2008 and 2007
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2008 and 2007
Notes to Financial Statements December 31, 2008 and 2007
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)December 31, 2008

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator, Investment
Plan Committee and Benefit Funds Committee of the
Solar Turbines Incorporated Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Solar Turbines Incorporated Savings and Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 23, 2009

Exhibit A
Solar Turbines Incorporated Savings and Investment Plan
Statements of Net Assets Available for Benefits December 31, 2008 and 2007

(in thousands of dollars)	2008	2007
Investments
Interest in the Caterpillar Investment Trust	$78,407	$112,067
Participant loans receivable	4,027	3,788
Other investments – participant directed brokerage accounts	483	1,186
Total investments	82,917	117,041
Receivables
Participant contributions receivable	284	1
Employer contributions receivable	69	–
Total receivables	353	1

Payables
Excess participant contributions payable	(8)	–

Net assets available for benefits, at fair value	83,262	117,042
Adjustment from fair value to contract value for synthetic guaranteed investment contracts	1,562	166
Net assets available for benefits	$84,824	$117,208

The accompanying notes are an integral part of these financial statements.

Exhibit B
Solar Turbines Incorporated Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2008 and 2007

(in thousands of dollars)	2008	2007
Investment income (loss)
Plan interest in net investment income (loss) of Caterpillar Investment Trust	$(36,567)	$16,213
Interest on participant loans receivable	268	254
Net investment income (loss) from participant directed brokerage accounts	(306)	91
Net investment income (loss)	(36,605)	16,558
Contributions
Participant	8,034	7,342
Employer	1,475	1,310
Total contributions	9,509	8,652
Deductions
Withdrawals	(5,225)	(8,702)
Administrative expenses	(63)	(66)
Total deductions	(5,288)	(8,768)
Increase (decrease) in net assets available for benefits	(32,384)	16,442
Transfers
Transfers from other plans, net	–	7

Net increase (decrease) in net assets available for benefits	(32,384)	16,449
Net assets available for benefits
Beginning of year	117,208	100,759
End of year	$84,824	$117,208

The accompanying notes are an integral part of these financial statements.

Solar Turbines Incorporated Savings and Investment Plan
Notes to Financial Statements December 31, 2008 and 2007

1.	Plan Description

The following description of the Solar Turbines Incorporated Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan established by Solar Turbines Incorporated (the “Company”), a 100 percent-owned subsidiary of Caterpillar Inc., to enable eligible employees of the Company and its subsidiaries (the “participating employers”) to accumulate funds for retirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation

Hourly employees of the participating employers who meet certain age, service and citizenship or residency requirements are eligible to participate in the Plan.  Participating eligible employees (the “participants”) may elect to make after-tax contributions to the Plan and also defer a portion of their compensation until retirement through pre-tax contributions.

Participant Accounts

Accounts are separately maintained for after-tax and pre-tax contributions by the Plan’s record keeper for each participant.  The participant's after-tax contribution account is credited with the participant contributions, employer contributions and an allocation of Plan earnings.  The participant’s pre-tax contribution account is credited with participant contributions as defined below and an allocation of Plan earnings.  Allocations of earnings are based on participant account balances, as defined.  Participant benefits are limited to their vested account balances.

Contributions

Participant contributions can be made through after-tax payroll deductions based on a percentage (2 to 6 percent) of total earnings as elected by the employee. Participant contributions can also be made through pre-tax compensation deferral as elected by the participants.  Participants who are at least 50 years old by the end of the calendar year are allowed by the Plan to make a catch-up contribution for that year.  Contributions are subject to certain limitations set by the Internal Revenue Code.

The Company matches contributions to the Plan equal to 50 percent, 66-2/3 percent or 80 percent of participant after-tax contributions (up to 6 percent of earnings), based on the participant’s years of service.  The Company may change the match percentage or the limit on matching contributions from time to time.

Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan as discussed in Note 3.  Participants may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance either daily or every seven business days depending on the investment.

Starting January 1, 2008, newly eligible employees were subject to an automatic enrollment process.  Unless electing otherwise, employees who become newly eligible will be enrolled with a default 6% deferral of their eligible pay and their default investment election is to the Model Portfolio – Moderately Aggressive fund.

Vesting and Distribution Provisions

Participants are fully vested in all participant contributions (pre-tax and after-tax) and earnings thereon.  Participants also vest immediately in the Company's matching contributions and the earnings thereon.  Upon termination of employment for any reason, including death, retirement or total and permanent disability, or upon Plan termination, the balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive Company shares in kind.  The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution.  Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations.

Participant Loans

The Plan provides for participant loans against eligible participants' account balances.  Eligible participants obtain loans by filing a loan application with the Plan’s record keeper and receiving all requisite approvals.  Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions.  Each loan specifies a repayment period that cannot extend beyond five years.  However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant.  Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination.  Repayments, including interest, are made through after-tax payroll deductions and are credited to the individual participant's account balance.  At December 31, 2008, participant loans have various maturity dates through June 15, 2018, with varying interest rates ranging from 5 to 11 percent.

Administration

The Plan is administered by Caterpillar Inc., which is responsible for non-financial matters, and the Benefit Funds Committee of Caterpillar Inc., which is responsible for financial aspects of the Plan.  Caterpillar Inc. and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA and provisions of the collective bargaining agreement.  In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification

The Internal Revenue Service has determined and informed the Company by a letter dated January 18, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.  Although the Plan has been amended subsequent to the period covered by the letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.	Summary of Significant Accounting Policies

New Accounting Guidance

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it.  In addition, the Statement expands disclosures about fair value measurements.  The Company applied this new accounting standard for plan years beginning January 1, 2008.  The adoption did not have a material impact on the Plan’s financial statements.

Basis of Accounting
The Plan's accounts are maintained on the accrual basis of accounting.

Investments

The Plan’s interest in the Caterpillar Investment Trust is valued as described in Note 4.  Investments included in the participant directed brokerage account are valued at quoted market prices which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end.  Participant loans are valued at estimated fair value consisting of principal and any accrued interest.  Interest on investments is recorded as earned.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

The Plan accrues 6 basis points annually of the market value of the assets of each investment fund, which is transferred monthly from the Caterpillar Investment Trust into a holding account to pay expenses as they come due.  The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefit Funds Committee including recordkeeping fees, trustee fees, plan education and audit fees.  Caterpillar Inc. pays any expenses which exceed amounts accrued annually by the Plan.

Withdrawals
Withdrawals are recorded when paid.

Transfers
Transfers to/from other plans generally represent account balance transfers for participants who transfer from one plan to another plan primarily due to employment status changes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein.  Actual results could differ from those estimates.  The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Reclassifications
Certain amounts from the prior year have been reclassified to conform to the current-year financial statement and footnote presentation.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  At December 31, 2008, approximately 63 percent of the Plan’s investments were invested in Caterpillar Inc. common stock.

3.	Investment Programs
The majority of the Plan’s assets are invested in the Caterpillar Investment Trust as discussed in Note 4, except for the participant directed brokerage account and participant loans receivable.

The investment options available to participants consist of four main categories: core investments, model portfolios, Caterpillar stock and a brokerage account.

The core options consist of nine investment choices, each representing a different asset class but collectively offering a broad range of investment alternatives with varying levels of risk and potential returns.

The model portfolios contain a specific mix of the Plan’s core investments.  Each portfolio’s mix of stocks and bonds is automatically rebalanced on the last business day of each calendar quarter.  The targeted percentage of stocks and bonds in each of the model portfolios is as follows:

*	Conservative	20% stocks and 80% bonds
*	Moderately Conservative	40% stocks and 60% bonds
*	Moderately Aggressive	60% stocks and 40% bonds
*	Aggressive	80% stocks and 20% bonds

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash equivalents.

The brokerage account option allows participants to invest in various other investments outside of the standard Plan options.  Hewitt Financial Services is the custodian for funds invested through this participant directed option.  Investments in the participant directed brokerage account consist of registered investment companies. The net investment income (loss) for the participant directed brokerage account consists of net appreciation (depreciation) in the fair value of investments in registered investment companies.

4.	Master Trust

A portion of the Plan’s investments are in the Caterpillar Investment Trust (the "Master Trust"), which was established for the investment of the Plan and other Company sponsored retirement plans.  These plans pool their investments in the Master Trust in exchange for a percentage of participation in the Trust.  The assets of the Master Trust are held by The Northern Trust Company (the “Trustee”).

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2008 and 2007 net asset values for the investment fund options chosen by participants of each plan.  At December 31, 2008 and 2007, the Plan's interest in the net assets of the Master Trust was 2.01 percent and 2.06 percent, respectively.

The following investments represent 5 percent or more of the net assets of the Master Trust as of December 31, 2008 and 2007:

(in thousands of dollars)	2008	2007
Caterpillar Inc. common stock, at fair value	$1,793,050	$2,642,282
Synthetic guaranteed investment contracts, at contract value:
Aegon	281,869	N/A
AIG	281,870	N/A
State Street	281,909	N/A

The net assets of the Master Trust as of December 31, 2008 and 2007 are as follows:

(in thousands of dollars)	2008	2007
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$1,793,050	$2,642,282
Common stocks	691,655	1,293,837
Preferred stocks	2,268	10,789
Preferred corporate bonds and notes	32,589	47,846
Other corporate bonds and notes	38,590	42,946
U.S. Government securities	92,120	108,327
Synthetic guaranteed investment contracts	744,251	722,524
Common collective trusts	299,731	338,348
Registered investment companies	579	838
Interest bearing cash	25,347	37,103
Other investments	2,407	7,634
	3,722,587	5,252,474

Securities on loan, at fair value
Common stocks	130,568	189,004
Corporate bonds and notes	6,167	6,300
U.S. Government securities	8,732	31,277
	145,467	226,581

Cash collateral held under securities loan agreements, at fair value
Caterpillar Investment Trust Custom Collateral Fund	154,865	227,679

Other assets
Cash	1,277	226
Receivables for securities sold	30,031	48,759
Accrued income	4,077	3,935
	35,385	52,920

Total Master Trust assets	4,058,304	5,759,654

LIABILITIES
Obligation under securities loan agreements	(148,387)	(227,679)
Payables for securities purchased	(45,502)	(87,846)

Total Master Trust liabilities	(193,889)	(315,525)

Adjustment from fair value to contract value for synthetic guaranteed investment contracts	101,397	8,964

Master Trust assets, net	$3,965,812	$5,453,093

Plan’s interest in the net Master Trust assets	$79,969	$112,233

Investments are stated at fair value.  Investments in common stock, preferred stock, corporate bonds and notes, U.S. Government securities and other assets are primarily valued at quoted market prices.  Common collective trusts are stated at unit value, which represents the fair value of the underlying investments.  Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year-end.

Net investment income (loss) of the Master Trust for the years ended December 31, 2008 and 2007 is as follows:

(in thousands of dollars)	2008	2007
Interest	$53,644	$49,574
Dividends	85,270	75,878

Net appreciation (depreciation) of the fair value of investments:
Caterpillar Inc. common stock	(1,034,715)	459,737
Common stocks	(627,379)	86,425
Preferred stocks	(5,012)	4,462
Preferred corporate bonds and notes	(8,700)	(1,218)
Other corporate bonds and notes	(15,379)	(2,657)
U.S. Government securities	2,081	2,864
Common collective trusts	(65,936)	13,777
Registered investment companies	(178)	22
Other investments	(33,586)	(10,703)

Net Master Trust investment income (loss)	$(1,649,890)	$678,161
Plan’s interest in net Master Trust investment income (loss)	$(36,567)	$16,213

Dividend income is recorded as of the ex-dividend date.  Interest income is recorded daily as earned.  The Master Trust presents in net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment Contracts

The Master Trust holds fixed income benefit responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution.  The synthetic GICs, designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit responsive and provide that plan participant initiated withdrawals will be paid at contract value.  The synthetic GICs are backed by a portfolio of fixed income investments which are effectively owned by the Plan.  The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets.  The synthetic GICs are obligated to provide an interest rate not less than zero.  These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate.  The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The issuers guarantee that all qualified participant withdrawals will occur at contract value.

Employer initiated events, if material, may affect the underlying economics of the investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events.  The occurrence of one or more employer initiated events could limit the Plan’s ability to transact at contract value with plan participants.  As of December 31, 2008, the Company believes the occurrence of an event that would limit the ability of the Plan to transact at contract value with the participants in the Plan is remote.

A summary of the average yields for the synthetic GICs are as follows:

Average Yields	December 31, 2008	December 31, 2007
Based on actual income	6.33%	6.65%
Based on interest rate credited to participants	3.48%	5.85%

FASB Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statements of Net Assets Available for Benefits to present the fair value of the synthetic GICs, as well as an adjustment of the fully benefit-responsive synthetic GICs from fair value to contract value.

Derivatives

Within the Master Trust, a number of investment managers use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The fair value of these derivative contracts and related appreciation (depreciation) are included in Other Investments in the Statements of Net Assets Available for Benefits and Investment Income of the Master Trust.

A summary of the open futures contracts as of December 31, 2008 is as follows:

	Long Contracts		Short Contracts
*(in thousands of dollars)	Contracts	Fair Value*	Contracts	Fair Value*

Foreign currency futures	120	$29,112	–	$–
Equity futures	99	17,371	–	–
Fixed income futures	132	16,512	18	2,264

A summary of the open futures contracts as of December 31, 2007 is as follows:

	Long Contracts		Short Contracts
*(in thousands of dollars)	Contracts	Fair Value*	Contracts	Fair Value*

Foreign currency futures	152	$36,478	–	$–
Equity futures	115	33,707	–	–
Fixed income futures	154	17,796	203	23,309

The above tables for 2008 and 2007 reflect the fair value of all open derivative futures contracts, without reflecting the corresponding fair value of the derivative offsets, which net to zero.

A summary of the notional and fair values of the open swap agreements as of December 31, 2008 and 2007 is as follows:

	December 31, 2008		December 31, 2007
(in thousands of dollars)	Notional Value	Fair Value	Notional Value	Fair Value

Credit default swaps	$32,785	$(5,315)	$33,550	$(1,711)
Interest rate swaps	15,942	(425)	17,666	586
Index swaps	–	–	3,400	16

The Master Trust continually monitors its positions with, and the credit quality of, the major financial institutions which are counterparties to its financial instruments, and does not anticipate nonperformance by these counterparties.  To mitigate the credit risk of certain derivative financial instruments, investment managers use International Swaps and Derivatives Association (ISDA) agreements with the coutnerparties.  These agreements include netting exposures within similar derivative types and posting collateral if required.

Fair Value Measurements

As discussed in Note 2, the Plan adopted SFAS 157 as of January 1, 2008.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  SFAS 157 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions.  In accordance with SFAS 157, fair value measurements are classified under the following hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets.
•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1.  In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates.  These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Master Trust assets and liabilities that are measured at fair value as of December 31, 2008 are summarized below:

	Fair Value Measurements as of December 31, 2008
(in thousands of dollars)	Level 1	Level 2	Level 3	Total

Stocks	$2,614,694	$2,847	$–	$2,617,541
Corporate bonds and notes	–	77,346	–	77,346
U.S. government securities	–	100,852	–	100,852
Synthetic guaranteed investment contracts	–	744,251	–	744,251
Common collective trusts	–	299,731	–	299,731
Registered investment companies	579	–	–	579
Interest bearing cash	25,347	–	–	25,347
Caterpillar Investment Trust Custom Collateral Fund	–	154,865	–	154,865
Other investments, net	6,529	(4,122)	–	2,407
Total assets and liabilities	$2,647,149	$1,375,770	$–	$4,022,919

Plan assets not included in the Master Trust that are measured at fair value as of December 31, 2008 are summarized below:

	Fair Value Measurements as of December 31, 2008
(in thousands of dollars)	Level 1	Level 2	Level 3	Total

Participant directed brokerage account	$405	$78	$–	$483
Participant loans receivable	–	–	4,027	4,027
Total assets	$405	$78	$4,027	$4,510

The following is a roll-forward of assets measured at fair value using Level 3 inputs as of December 31, 2008:

Level 3 Assets
(in thousands of dollars)	Participant Loans

Balance, beginning of year	$3,788
Issuances and settlements, net	239
Balance, end of year	$4,027

Securities Lending

The Master Trust participates in a securities lending program offered by the Trustee.  As a participating lender, the Master Trust receives cash, letters of credit, or U.S. government securities as collateral for loans of securities to approved borrowers.  The Trustee pools the cash and non-cash collateral in the Caterpillar Investment Trust Custom Collateral Fund, which invests primarily in short term investment vehicles.  Initial collateral levels are not less than 102 percent of the fair value of the borrowed securities, or not less than 105 percent if the borrowed securities and the collateral are denominated in different currencies.  The fair value of securities on loan was approximately $145 million and $227 million at December 31, 2008 and 2007, respectively.  The collateral received in 2008 for these loaned securities was approximately $148 million ($233 million in 2007), of which approximately $147 million represented cash or other highly liquid investments ($228 million in 2007).  Net realized investment income (loss) from securities lending was approximately ($10.8) million and ($1.1) million in 2008 and 2007, respectively, and is included in interest in the net investment income (loss) of the Master Trust.

5.	Parties-in-Interest

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

The investment options available to the participants as summarized in Note 3 include the Caterpillar Stock Fund. The Master Trust also invests in the U.S. Equity Broad Index Fund, which is sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust.  The Northern Trust Company also manages the cash equitization portion of each of the investment options for liquidity purposes.

6.	Reconciliation of Financial Statements to Form 5500
	The following table reconciles the net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

	(in thousands of dollars)	2008	2007

	Net assets available for benefits per financial statements	$84,824	$117,208
	Certain deemed distributions of participant loans	(546)	(447)
	Net assets per Form 5500	$84,278	$116,761

Supplemental Schedule

Schedule I
Solar Turbines Incorporated Savings and Investment Plan
EIN 95-3621514 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Caterpillar Inc.	Caterpillar Investment Trust	**	$78,406,707

	Hewitt Financial Services	Participant directed brokerage account	**	482,563

*	Participant loans receivable	Participant loans (various maturity dates through June 15, 2018, various interest rates ranging from 5% to 11%)	–	4,027,466

		Total Investments		$82,916,736

* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

Exhibit C

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-97450, as amended, 333-37353, and 333-133275) of Caterpillar Inc. of our report dated June 23, 2009 relating to the financial statements of the Solar Turbines Incorporated Savings and Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 23, 2009